UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Innate Pharma S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.05 per share

(Title of Class of Securities)

45781K105 (American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45781K105
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,389,406 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,389,406 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,389,406 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.0% of the Ordinary Shares; 7.9% of the theoretical voting rights[1]

14	Type of Reporting Person (See Instructions) OO

[1]	Percentages of class is calculated based on 79,893,019 Ordinary Shares outstanding and 80,650,859 theoretical voting rights, respectively, as of August 1, 2022, as reported by Innate Pharma S.A. on August 8, 2022.

Page 2 of 8 Pages

CUSIP No. 45781K105
1	Name of Reporting Person Caisse des dépôts et consignations
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,988,369 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,988,369 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,988,369 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.0% of the Ordinary Shares; 9.9% of the theoretical voting rights[2]

14	Type of Reporting Person (See Instructions) OO

[2]	Percentages of class is calculated based on 79,893,019 Ordinary Shares outstanding and 80,650,859 theoretical voting rights, respectively, as of August 1, 2022, as reported by Innate Pharma S.A. on August 8, 2022.

Page 3 of 8 Pages

CUSIP No. 45781K105
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,389,406 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,389,406 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,389,406 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.0% of the Ordinary Shares; 7.9% of the theoretical voting rights[3]

14	Type of Reporting Person (See Instructions) OO

[3]	Percentages of class is calculated based on 79,893,019 Ordinary Shares outstanding and 80,650,859 theoretical voting rights, respectively, as of August 1, 2022, as reported by Innate Pharma S.A. on August 8, 2022.

Page 4 of 8 Pages

CUSIP No. 45781K105
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,389,406 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,389,406 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,389,406 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.0% of the Ordinary Shares; 7.9% of the theoretical voting rights[4]

14	Type of Reporting Person (See Instructions) OO

[4]	Percentages of class is calculated based on 79,893,019 Ordinary Shares outstanding and 80,650,859 theoretical voting rights, respectively, as of August 1, 2022, as reported by Innate Pharma S.A. on August 8, 2022.

Page 5 of 8 Pages

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2021 (the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

As of October 18, 2022, Bpifrance Participations held directly 6,389,406 Ordinary Shares and CDC Croissance S.A., a wholly-owned subsidiary of CDC (“CDC Croissance”), held directly 1,598,963 Ordinary Shares. None of Bpifrance, CDC nor EPIC held any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 6,389,406 Ordinary Shares, indirectly through its ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 6,389,406 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of (i) 6,389,406 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance, and (ii) 1,598,963 Ordinary Shares, indirectly through its ownership of CDC Croissance.

(a) See also the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference. The percentages of Ordinary Shares beneficially owned and theoretical voting rights of each Reporting Person is based on 79,893,019 Ordinary Shares outstanding and 80,650,859 theoretical voting rights, respectively, as of August 1, 2022, as reported by the Issuer on August 8, 2022.

(b) See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c) Between September 5, 2022 and October 14, 2022, CDC Croissance, sold 564,098 Ordinary Shares it held directly:

Date	Amount of Shares	Average Per Share Price	How Effected
9/5/2022	7,795	2.6181	Open Market
9/6/2022	7,596	2.612	Open Market
9/7/2022	6,707	2.6062	Open Market
9/8/2022	5,153	2.6028	Open Market
9/9/2022	1,056	2.6071	Open Market
9/12/2022	15,000	2.6581	Open Market
9/13/2022	15,000	2.6347	Open Market
9/14/2022	14,850	2.5575	Open Market
9/15/2022	15,075	2.5557	Open Market
9/16/2022	14,091	2.5201	Open Market
9/19/2022	18,054	2.5289	Open Market
9/20/2022	12,487	2.5009	Open Market
9/21/2022	22,165	2.4554	Open Market
9/22/2022	14,821	2.4611	Open Market
9/23/2022	3,950	2.4932	Open Market
9/26/2022	12,836	2.2705	Open Market
10/3/2022	28,234	2.0445	Open Market
10/4/2022	42,942	2.0719	Open Market
10/5/2022	42,937	2.0603	Open Market
10/6/2022	42,944	2.0443	Open Market
10/7/2022	35,383	2.0735	Open Market
10/10/2022	8,846	2.0663	Open Market
10/11/2022	51,539	2.0452	Open Market
10/12/2022	51,533	2.01	Open Market
10/13/2022	35,527	2.021	Open Market
10/14/2022	37,577	2.0343	Open Market

Page 6 of 8 Pages

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      October 21, 2022

Bpifrance Participations S.A

By:	/s/ Sophie Pacquin

Name:	Sophie Pacquin
Title:	Director of Legal Affairs

CDC des dépôts et consignations

By:	/s/ Laurence Giraudon

Name:	Laurence Giraudon
Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

By:	/s/ Sophie Pacquin

Name:	Sophie Pacquin
Title:	Director of Legal Affairs

Bpifrance S.A

By:	/s/ Boubakar Dione

Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

Page 8 of 8 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts

REMI FOURNIAL	Director, Head of M&A at Groupe Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

CAROLINE PAROT	Director, CEO of Europcar Mobility Group

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS ET CONSIGNATIONS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts et consignations are set forth below. The business address of each director and executive officer is Caisse des Dépôts et consignations, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts et consignations

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts et consignations

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU-JEU	Director of Finance for the Caisse des Dépôts et consignations Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts et consignations Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts et consignations

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts et consignations Group

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts et consignations

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

PIERRE CHABROL	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

LOUIS PASQUIER DE FRANCLIEU	Director, Deputy Director at the 3rd General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

EMMANUELLE BENHAMOU	Director, Deputy at the audit and accounting department of the Agence des Participations de l’Etat (French State Shareholding Agency)

GERALDINE LEVEAU	Director, Deputy General Secretary for Public Investment

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

ALEXIS ZAJDENWEBER	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

SEBASTIEN RASPILLER	Director, Chief of the service relating to the financing of the economy at the Direction Générale du Trésor (French Treasury)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group

CLAIRE DUMAS	Director, Finance Director at Société Générale

SOPHIE STABILE	Director, CFO at Groupe Lagardère

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

4